UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G



Under the Securities Exchange Act of 1934
(Amendment No.    ) *


Core, Inc.
(Name of Issuer)


Common Stock
(Title of Class of Securities)


21867P102
(CUSIP Number)



(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]  Rule 13d-1(b)
[     ]  Rule 13d-1(b)
[     ]  Rule 13d-1(b)




*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21867P102			Page 1  of 1


1.	NAMES OF REPORTING PERSONS:		THE TOWNSEND GROUP
INVESTMENTS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
ONLY).	95-3180628


2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)
_____
									(b) __X__


3.	SEC USE ONLY


4.	CITIZENSHIP OR PLACE OF ORGANIZATION		MALIBU,
CALIFORNIA



5.	SOLE VOTING POWER:		73,000


6.	SHARED VOTING POWER:		429,711


7.	SOLE DISPOSITIVE POWER:		73,000


8.	SHARED DISPOSITIVE POWER:	429,711


9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
							502,711


10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES


11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.53%


12.	TYPE OF REPORTING PERSON					IA